

Mail Stop 4628

February 10, 2016

<u>Via e-mail</u>
Joseph C. Henry
Chief Financial Officer
AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda, HM08

    Re: AXIS Capital Holdings Limited
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 23, 2015
            File No. 001-31721

Dear Mr. Henry:

We refer you to our comment letter dated December 30, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

Cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance

       Richard Gieryn
       General Counsel
       AXIS Capital Holdings Limited